Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(Unaudited)

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in Millions)	2008	2007	2007	2006	2005	2004	2003
Portion of rentals representing interest	$8	$16	$32	$44	$45	$51	$46
Capitalized interest	5	3	7	3	12	8	8
Other interest and fixed charges	118	50	135	123	87	131	156
Pretax earnings which would be required to cover preferred stock dividend requirements	-	-	-	10	25	23	35

Combined fixed charges and preferred stock dividends (A)	$131	$69	$174	$180	$169	$213	$245

Earnings-pretax income with applicable adjustments (B)	$1,341	$777	$1,305	$1,884	$1,467	$1,687	$(559)

Ratio of (B) to (A)	10.24	11.26	7.50	10.47	8.68	7.92	(a	)

(a)	Earnings did not cover fixed charges and preferred stock dividends by $804 million.